

June 11, 2012

<u>Via E-mail</u>
Ryan Hart
Chief Executive Officer
TurkPower Corporation
100 Park Avenue, Suite 1600
New York, NY 10017

>   **Re: TurkPower Corporation**
>   **Preliminary Information Statement on Schedule 14C**
>   **Filed May 8, 2012**
>   **File No. 000-52630**

Dear Mr. Hart:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Angela McHale

Angela McHale
Attorney-Advisor

cc: Peter Campitiello
       Tarter Krinsky & Drogin LLP
       Via E-mail